Exhibit 99.1

GRUPO TFM COMPANY CONTACT:
Jacinto Marina, Acting Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Leon Ortiz, Treasurer 011-525-55-447-5847
(lortiz@gtfm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

 FOR IMMEDIATE RELEASE
FRIDAY, JANUARY 3, 2003

TFM, S.A. DE C.V. COMMENCES EXCHANGE OFFER
FOR ITS 12.50% SENIOR NOTES DUE 2012

Mexico City, January 3, 2003 - Grupo TFM, S.A. de C.V. ("Grupo TFM"), announced today that its subsidiary, Transportación Ferroviaria Mexicana, S.A. de C.V. ("TFM"), has commenced its exchange offer for all its outstanding unregistered 12.50 percent Senior Notes due 2012 (the "Outstanding Notes").

TFM is offering to exchange its Outstanding Notes for an equal principal amount of new registered notes ("Exchange Notes"). The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except for the transfer restrictions and registration rights relating to the Outstanding Notes. The exchange offer is being made upon the terms and subject to the conditions set forth in the prospectus, dated January 3, 2003, and the letter of transmittal related to the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time, on January 31, 2003, unless extended ("Expiration Date"). Tenders may not be withdrawn after the Expiration Date, unless extended by TFM.

The exchange offer is made solely by the prospectus dated January 3, 2003, the related letter of transmittal, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from The Bank of New York, the exchange agent for the exchange offer, at the following address:

The Bank of New York
101 Barclay Street
Floor 7 East
New York, NY 10286
Attn: Corporate Trust Operations, Reorganization Unit
(212) 815-6331

This announcement is neither an offer to purchase nor a solicitation of an offer to sell TFM notes. The exchange offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Outstanding Notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Headquartered in Mexico City, TFM operates Mexico's Northeast railway and carries over forty percent (40%) of the country's rail cargo. Visit TFM's web site at www.tfm.com.mx. The site offers Spanish/English language options. Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) and Kansas City Southern (NYSE: KSU) are owners of the controlling interest in TFM.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Companies' managements as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; and other risks. These risk factors and additional information are included in Grupo TFM's and TFM's reports on file with the Securities and Exchange Commission.